UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. 3)


                             U.S. Home & Garden Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   902939 10 7
                                 (CUSIP Number)

                                  Robert Kassel
                        655 Montgomery Street, Suite 830
                 San Francisco, California 94111 (415) 616-8111
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

      December 24, 1996; August 4, 1997; August 5, 1997; December 10, 1997;
                                December 23, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 902939 10 7
---------------------


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   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


       Robert Kassel
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [  ]
                                                                       (b)  [  ]

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   3   SEC USE ONLY



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   4   SOURCE OF FUNDS*


         OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            4,482,095 shares (of which 2,297,653 shares are issuable
  BENEFICIALLY         upon exercise of outstanding options)
    OWNED BY      --------------------------------------------------------------
      EACH        8    SHARED VOTING POWER
   REPORTING           --
     PERSON       --------------------------------------------------------------
      WITH        9    SOLE DISPOSITIVE POWER
                       2,297,653 shares (all of such shares are issuable
                       upon exercise of outstanding options)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,482,095 shares (of which 2,297,653 shares are issuable upon exercise of outstanding options)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       20.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, par value $.001 per share ("Common Stock"), of U.S. Home & Garden Inc. (the "Company"). The principal executive offices of the Company are located at Suite 830, 655 Montgomery Street, San Francisco, California 94111.

Item 2.   Identity and Background.

          (a) This Amendment No. 3 to Schedule 13D is being filed by Robert Kassel (the "Reporting Person").

          (b) The Reporting Person's business address is Suite 830, 655 Montgomery Street, San Francisco, California 94111.

          (c) The Reporting Person is principally employed as the President and Chief Executive Officer of the Company, the address of which is set forth above.

          (d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Of the 4,482,095 shares of Common Stock deemed to be beneficially owned by the Reporting Person:

          (a) 355,650 shares of Common Stock are owned of record by the Reporting Person's spouse and were acquired for cash using personal funds of the Reporting Person or his spouse;

          (b) An aggregate of 1,828,792 shares are owned of record (914,396 shares each) by Messrs. Joseph Owens and Richard Grandy, who have granted the Reporting Person the right to vote the aggregate of 1,828,792 shares of Common Stock until September 1, 2001 pursuant to voting trust agreements dated September 1, 1994 among the Company, the Reporting Person and each of Messrs. Grandy and Owens (the "Voting Agreements"); and

          (c) The Reporting Person currently has the right to acquire an aggregate of 2,297,653 shares of Common Stock upon the exercise of options granted to him by the Company. To date, the Company has granted the following options to purchase Common Stock to the Reporting Person: (i) an option which entitles the Reporting Person to purchase 80,000 shares at $1.69 per share from August 8, 1998 until December 31, 2002; (ii) an option which currently entitles the Reporting Person to purchase 100,000 shares at $1.69 per share, expiring September 8, 1998, issued to the Reporting Person in consideration for guaranteeing the payment of certain indebtedness of the Company; (iii) an option which currently entitles the Reporting Person to purchase until July 1999, 161,333 shares at $1.69 per share;
          (iv) two unit purchase options each of which entitles the Reporting Person to purchase three units, each unit consisting of 43,860 shares and Class B Warrants to purchase up to 43,860 shares at $2.28 per share (an aggregate of 526,320 shares). The exercise price of one unit purchase option (the "Class B Option") is $74,123.40 per unit and the exercise price of the second unit purchase option (the "Class A Option") is $1.00 per unit, each purchase option became exercisable on February 17, 1995 and expires on August 31, 1999. The Class A Option and the Class B Option were granted in consideration for $500,000 of cash collateral and a guaranty of indebtedness of the Company of up to $333,000 provided to a lender to the Company by the Reporting Person;
          (v) an option which currently entitles the Reporting Person to purchase 200,000 shares at $2.0625 per share until June 1, 2000; (vi) an option which currently entitles the reporting person to purchase 350,000 shares at $2.0625 per share until July 24, 2001; (vii) an option which currently entitles the Reporting Person to purchase 450,000 shares at $2.0625 per share until August 30, 2001; (viii) an option which currently entitles the Reporting Person to purchase 200,000 shares at $2.0625 per share until December 24, 2001; (ix) an option which currently entitles the Reporting Person to purchase an aggregate of 310,000 shares at $3.25 per share until August 4, 2002 and (x) an option which entitles the Reporting Person to purchase 78,000 shares of Common Stock at $3.25 per share from July 1, 1998 until August 4, 2002.

Item 4.   Purpose of Transaction.

          The wife of the Reporting Person acquired the 355,650 shares of Common Stock owned of record by her either in connection with the formation of the Company or in private transactions for investment purposes. The options to purchase Common Stock, including the unit purchase options to purchase Common Stock from the Company were acquired by the Reporting Person in private transactions from the Company as set forth in Item 3. These securities are being held for investment purposes. The purpose of the Reporting Person obtaining the right to vote the shares of Common Stock owned of record by the spouse of the Reporting Person and by each of Messrs. Owens and Grandy is to enable the Reporting Person to influence the outcome of matters subject to a vote of stockholders of the Company. Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may purchase additional securities of the Company, in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that he now owns or hereafter may acquire.

          Except as set forth in this Item 4, the Reporting Person did not acquire the securities reported herein in connection with or in contemplation of any plan or proposal that relates to or that would result in any of the actions specified in clauses (a) through (j) of
          Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          (a) The calculations in this Item are based upon 19,859,980 shares of Common Stock issued and outstanding as of the close of business on December 23, 1997. The Reporting Person beneficially owns 4,482,095 shares of Common Stock, comprising approximately 20.2% of the issued and outstanding Shares, including (i) 2,297,653 shares issuable upon exercise of options owned by the Reporting Person directly; (ii) 355,650 shares owned of record by the spouse of the Reporting Person as to which shares the Reporting Person has been granted an irrevocable proxy to vote such shares; and (iii) 914,396 shares of Common Stock owned of record by each of Messrs. Owens and Grandy (an aggregate of 1,828,792 shares), as to which, the Reporting Person has the right to vote such shares pursuant to the Voting Agreements. The Reporting Person disclaims beneficial ownership of (a) any other shares of Common

          Stock beneficially owned by his spouse or children, and (b) any other shares of Common Stock beneficially owned by Messrs. Grandy and Owens.

          The foregoing calculation is made pursuant to Rule 13d- 3 promulgated under the Securities Exchange Act of 1934.

          (b) The Reporting Person has sole power to vote and dispose of all of the securities described in Items 5(a)(i).

          The Reporting Person has the power to vote but not dispose of the shares of Common Stock owned by his spouse and by Messrs. Owens and Grandy described in Item 5(a) above as being subject to such irrevocable proxy and the Voting Agreements.

          (c) Except as set forth below neither the Reporting Person nor his spouse has effected any transactions in shares of the Common Stock or in any options or warrants to purchase Common Stock in the past 60 days. On December 10, 1997, the wife of the Reporting Person, as a selling stockholder, became contractually committed to sell to the underwriters ("Underwriters") of the public offering ("Offering") of the Common Stock, an aggregate of 120,000 shares of Common Stock at $3.9525 per share (representing the $4.25 price to public less a 7% underwriting discount and commissions). The sale was consummated on December 15, 1997. In addition, on December 23, 1997, the wife of the Reporting Person sold an additional 110,000 shares of Common Stock at $3.9525 per share to the underwriters in connection with the exercise by the underwriters of a portion of the over-allotment option granted to them in connection with the Offering.

          (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him, except for the shares owned of record by the spouse of the Reporting Person and Messrs. Owens and Grandy, respectively, as to which the Reporting Person has the right to vote such shares as reported under Item 5(a).

          (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth in Item 6, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company. As noted in Item 5(a), the spouse of the Reporting Person has granted the Reporting Person an irrevocable proxy to vote all 355,650 shares of Common Stock owned of record by her and the Reporting Person has the right to vote 914,396 shares of Common Stock owned of record by each of Messrs. Grandy and Owens (an aggregate of 1,828,792 shares). In addition, the Reporting Person has agreed not to sell any shares of Common Stock or options or warrants to purchase Common Stock for a period of 180 days from December 10, 1997 without the consent of the lead managing underwriter of the Offering.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Voting Trust Agreement dated September 1, 1994 among the Company, Robert Kassel and Joseph Owens.*

Exhibit 2 Voting Trust Agreement dated September 1, 1994 among the Company, Robert Kassel and Richard M. Grandy.*

Exhibit 3 Irrevocable Proxy dated October 11, 1993 granted by Maureen Kassel to Robert Kassel.+












------------
* Previously filed with Amendment No.1 to the Schedule 13D of the Reporting Person.

+ Previously filed with the initial filing of the Schedule 13D of the Reporting Person.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  January 15, 1998

                                             /s/ Robert Kassel
                                             -----------------------------------
                                                                  Robert Kassel